UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51466 / April 1, 2005

ADMINISTRATIVE PROCEEDING

FILE NO. 3-11878

_____

	:	
In the Matter of	**:**	ORDER INSTITUTING
	:	PROCEEDINGS, MAKING FINDINGS,
	:	AND REVOKING REGISTRATION OF
Asia Pulp & Paper Company, Ltd.,	**:**	SECURITIES PURSUANT TO
	:	SECTION 12(j) OF THE SECURITIES
Respondent.	**:**	EXCHANGE ACT OF 1934

_____ **:**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Asia Pulp & Paper Company, Ltd. ("Asia Pulp & Paper" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of the Order and Respondent's Offer, the Commission finds that:

A. Asia Pulp & Paper, a Singapore corporation with its principal place of business in the Republic of Indonesia, is engaged in the production of pulp and paper products. At all times relevant to this proceeding, Asia Pulp & Paper had five classes of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act: "ordinary shares," American

Depositary Shares ("ADSs"), Liquid Yield Option Notes ("LYONS"), ADS Warrants to purchase ADSs, and Warrants to purchase ordinary shares. On July 5, 2001, the New York Stock Exchange delisted Asia Pulp & Paper's securities from trading. Asia Pulp & Paper's ADSs now trade on the Pink Sheets.

B. Asia Pulp & Paper has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its ordinary shares were registered with the Commission, in that it has failed to file an annual report on Form 20-F with the Commission for the years-ended December 31, 2000, December 31, 2001, December 31, 2002, and December 31, 2003, and any interim report on Form 6-K since August 2002.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary

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